Weil, Gotshal & Manges LLP 767 FIFTH AVENUE NEW YORK, NY 10153-0119 (212) 310-8000 FAX: (212) 310-8007	AUSTIN BEIJING BOSTON BUDAPEST DALLAS FRANKFURT HONG KONG HOUSTON LONDON MIAMI MUNICH PARIS PRAGUE PROVIDENCE SHANGHAI SILICON VALLEY WARSAW WASHINGTON, D.C. WILMINGTON
February 12, 2009

TRANSMITTED VIA EDGAR AND FACSIMILE:

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott M. Anderegg

Re:	Hollywood Media Corp.
Form 10-K for Fiscal year ended December 31, 2007
Filed March 17, 2008
Form 10-K/A for Fiscal Year Ended December 31, 2007
Filed April 29, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
Form 8-K Dated August 21, 2008
Filed August 27, 2008
Definitive Proxy filed on Schedule 14A
Filed November 18, 2008
Written Response Filed November 3, 2008
File No. 1-14332

Dear Mr. Anderegg:

We are writing on behalf of our client, Hollywood Media Corp. (the “Company”), to respond to the comments of the Staff set forth in the letter dated December 31, 2008 with respect to the above-referenced Form 10-K, Amendment No. 1 to Form 10-K, Forms 10-Q, Form 8-K, Definitive Proxy filed on Schedule 14A and written response filed November 3, 2008. For your convenience, each comment from the comment letter is repeated here, followed by the Company’s response and the paragraph numbering below corresponds to the numbering in the comment letter.

Form 8-K Dated August 21, 2008

Item 101. Entry into a Material Definitive Agreement, Page 2

1.         We note your response to comments 4 and 5 of our letter dated October 8, 2008 regarding the sale of the Hollywood.com business for $10 million on August 21, 2008 to R&S Investments, LLC, a related party entity owned by your Chairman and CEO and his wife who is Vice-Chairperson, President and COO. We are continuing to review the pertinent details of the transaction to understand the reasons why you believe there is sufficient support for the transaction to qualify for treatment as a sale in 2008. Your continuing involvement with respect to performing contract reviews and providing information technology support appears to be significant and suggests the risks of ownership have not yet transferred to R&S Investments. Accordingly, we are not persuaded at this time that your transaction with R&S Investments meets the requirements to be accounted for as a sale and divesture. In this regard Section 5 of the Transition Services Agreement indicates that you are required to provide to R&S Investments essential information technology support that seems critical to the ongoing internet operations of the Hollywood.com businesses for a term of fifteen months, or until at least November 21, 2009. Please more clearly explain and disclose your responsibilities for contract review as well as the nature and type of the technology service that was not assumed by R&S Investments at the time the Purchase Agreement was consummated on August 21, 2008. Refer to Questions 1 and 2 of SAB 5: E —Accounting for Divestiture of a Subsidiary or Other Business Operation andSee paragraph 42(b) of SFAS 144. We may have further comments upon review of your response.

The Transition Services Agreement ("TSA") describes in broad terms the types of services to be provided following the closing of the sale. However, as described below, the transition services actually provided under the TSA were limited in nature, were not critical to Hollywood.com’s operations, and were completed by December 31, 2008 as part of a routine and orderly transition. As such, these services did not involve the retention of any material amount of risk by the Company. Moreover, while the TSA provided for a 15-month outside date for completion of the transition of such administrative services, the intent of the parties was to quickly complete the transition of such administrative functions and this was successfully accomplished.  All employees of the Company that had been dedicated to Hollywood.com matters were offered positions with and transitioned to Hollywood.com within one month of the closing of the sale, except for two non-essential employees who were transferred to Hollywood.com prior to January 1, 2009.

The Company advises the Staff that all of the day-to-day command and control functions of the Hollywood.com businesses, including website design and website updating, editorial and publishing for the website, ad sales for the website, and IT software development, were handled by Hollywood.com, LLC as of and from the date of sale, and were not handled by the Company following the sale.  All IT services for the Hollywood.com businesses were handled pre-closing and post-closing of the sale by approximately 20 of Hollywood.com’s employees and independent contractors, except for server maintenance, as described below. Each of these employees and independent contractors were transferred to Hollywood.com, LLC immediately at the closing of the sale.

During the transition immediately following the sale, there were only minor non-essential IT services provided to Hollywood.com by the Company, which were limited to providing maintenance for the Hollywood.com servers, which were housed with a third-party provider in Miami, Florida. Such services were provided on a part time basis by three IT infrastructure support staff employees of the Company and involved approximately five hours per week in the aggregate.  As of December 31, 2008 all transition services were complete and being handled exclusively by employees of Hollywood.com.

Contract review services were completely transitioned to R&S Investments, LLC (the “Purchaser”) by December 31, 2008 and consisted of the part-time service of two of the Company’s in-house attorneys performing non-essential post-closing review of approximately five contracts for

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transactions between Hollywood.com and third parties that were in process at the time of the sale, for which such attorneys had prior institutional knowledge, and the transfer of their work and files to Purchaser.  As of December 31, 2008, no further contract review services were provided to Purchaser or Hollywood.com by the Company.

SAB Topic 5:E

The interpretive response to Question 1 of SAB Topic 5:E states: “In assessing whether the legal transfer of ownership of one or more business operations has resulted in a divestiture for accounting purposes, the principal consideration must be an assessment of whether the risks and other incidents of ownership have been transferred to the buyer with sufficient certainty. When the facts and circumstances are such that there is a continuing involvement by the seller in the business, recognition of the transaction as a divestiture for accounting purposes is questionable.”

As previously stated in the Company’s response to the Staff filed on November 3, 2008, the Company considered each of the factors constituting a “continuing involvement in the business” raised in the interpretive response to Question 1 of SAB Topic 5:E and determined that the Company did not have a significant continuing involvement in the Hollywood.com businesses for purposes of SAB Topic 5:E and that the risks and other incidents of ownership were transferred to the Purchaser upon the sale of the Hollywood.com businesses. In particular:

•          The Company does not have any veto power over contracts or customers of the Purchaser or over the management and strategic decisions of the Hollywood.com businesses.

•          The Company does not have significant voting power on the board of directors of the Purchaser or the Hollywood.com businesses.

•          The Company is not involved in the continuing operations of the Hollywood.com businesses entailing risks or managerial authority similar to that of ownership. The Company’s only involvement with the operations of the Hollywood.com businesses was the transition of certain limited administrative services to the Purchaser which were completed as of December 31, 2008.

•          The Company considered the financial investment made by the Purchaser in the Hollywood.com businesses. The interpretive response to Question 1 of SAB Topic 5:E states that a significant financial investment, and not just a token down payment, must be made by the purchaser for the transaction to qualify as a sale. The $1.0 million cash payment by the Purchaser at closing represents a significant financial investment given the financial history of the Hollywood.com businesses, and is clearly more than a token down payment.

•	The principal consideration in the transaction did not include debt.

•          There were no debt or contract performance guarantees on behalf of the Hollywood.com businesses by the Company. The Company noted that its guaranty of the Hollywood.com office lease was cancelled by the landlord as a result of the Purchaser providing the landlord with substitute collateral, relieving the Company from any potential future liability in connection therewith.

Based on its review of the SAB Topic 5:E criteria, the Company concluded that the sale of the Hollywood.com businesses should be accounted for as a divestiture.

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SFAS 144

As previously stated in the Company’s response to the Staff filed on November 3, 2008, the Company recorded the transaction in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). Specifically, paragraph 42 of SFAS No. 144 states the results of operations of a component of an entity that has been disposed should be reported as discontinued operations if both of the following conditions are met:

(a)        the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and

(b)        the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Management eliminated the Hollywood.com businesses from the ongoing operations of the Company as of the date of the closing, satisfying condition (a) above. Although the Company agreed to provide certain limited non-essential administrative transition-related services to the Hollywood.com businesses following the closing as described above, these services did not include any decision-making or managerial functions and did not involve negotiating or effectuating any transactions; rather, they only consisted of providing certain limited temporary non-essential services relating to the administrative matters described above. The Company has no right to, and will not, be otherwise involved in the operations of the Purchaser or the Hollywood.com businesses following the closing. Moreover, as discussed above, the Company has no, and will have no, significant involvement with the Hollywood.com businesses under the guidance set forth in SAB Topic 5:E. Consequently, condition (b) above is satisfied.

Given the foregoing, the Company concluded that the sale of the Hollywood.com businesses qualifies for discontinued operations treatment in the Company’s consolidated financial statements.

2.         We note your response to prior comment 5. Please clarify who has control over the $2.6 million in the escrow account and how payments are disbursed from that account. Explain to us and disclose if payments from the escrow account are considered adjustments to the purchase price. Please explain and disclose if the Purchase Agreement provides an incentive for R&S Investments to incur losses less than $2.6 million during the first two years. Given the $2.6 million in operating losses being funded by the Company and your continuing involvement under the Transition Services Agreement, tell us what consideration has been given to whether the businesses included in the transaction with R&S Investments qualify as variable interest entities which may require consolidation under the provisions of FIN 46(R) — Consolidation of Variable Interest Entities. We may have further comment upon review of your response.

Escrow Account

The Company notes that the $2.6 million escrow account is controlled by an independent escrow agent, City National Bank of Florida, pursuant to an escrow agreement entered into among the Company, the Purchaser and the escrow agent. Pursuant to the escrow agreement, the Purchaser will submit monthly income statements to the Company and the escrow agent. If a monthly income statement shows negative EBITDA for the Hollywood.com businesses, that statement will be treated as a claim notice against the escrow account for the amount of such negative EBITDA. If the Company does not dispute the negative EBITDA calculation set forth in any monthly income statement within six business days of receiving such statement, then the escrow agent shall make a

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disbursement from the escrow account to the Purchaser in an amount equal to the negative EBITDA set forth in such statement. If the Company does dispute any negative EBITDA calculation, the parties are required to resolve their differences pursuant to the dispute resolution procedures set forth in the escrow agreement prior to any disbursements. The Company will make its determinations under the escrow agreement through the Special Committee of the Board of the Company. The Company notes that the escrow account may not be used to fund any earn-out payments that may become payable by the Purchaser to the Company, as such amounts are excluded from the calculation of EBITDA.

As previously stated, the Company accounted for the escrow account by recording a $2.6 million loss on sale as of the date of closing. Given the operating history of the Hollywood.com businesses, the Company did not expect to recover any portion of the $2.6 million escrow account and considered it a cost of the transaction. Accordingly, the Company established a liability for the full amount of the escrow in its consolidated financial statements and included it as a reduction to purchase price. If any portion of the escrow account is returned to the Company at the end of the escrow period, such amounts will be recorded as an increase to the purchase price.

While the Purchase Agreement does not provide a direct incentive to the Purchaser to incur losses less than $2.6 million during the first two years following the closing, the Company believes that the structure of the $9.0 million earn out provides significant incentive for the Purchaser to achieve profitability as quickly as possible resulting in less utilization of the escrow account. As set forth in the Purchase Agreement, until the full $9.0 million earn-out is paid, the Purchaser is required to make periodic payments to the Company on the earn-out equal to the greater of: (i) 10 percent of the gross revenue of the Hollywood.com businesses and (ii) 90 percent of the EBITDA of the Hollywood.com businesses. By including a gross revenue component as part of the earn-out calculation, the Purchaser will be required to make earn-out payments to the Company even if the Hollywood.com businesses are not profitable. This would require the Purchaser to fund these payments out of its own cash. Once the Hollywood.com businesses are EBITDA positive, they will be in a position to generate cash to pay the earn-out payments, in whole or in part. Therefore, there is a strong incentive on the part of the Purchaser to achieve EBITDA positive performance of Hollywood.com as quickly as possible.

FIN 46R Analysis

Upon review of paragraph 5 of FIN 46R, the Company concludes that the Hollywood.com businesses met the definition of a variable interest entity. This conclusion is based on the determination that the initial $1.0 million investment by the Purchaser in the Hollywood.com businesses was insufficient to fund the ongoing losses without additional subordinated financial support, satisfying the criteria described in paragraph 5(a)(1) of FIN 46R.

In determining whether to consolidate the Hollywood.com businesses as a variable interest entity, the Company reviewed paragraph 14 of FIN 46R, which states (emphasis added): “An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. An enterprise shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. If one enterprise will absorb a majority of a variable interest entity’s expected losses and

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another enterprise will receive a majority of that entity’s expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity.”

Under paragraph 14 of FIN 46R, the Company would be deemed the primary recipient of the income of the Hollywood.com businesses given its right under the earn-out to receive the greater of 10% of revenue and 90% of the EBITDA on an annual basis, up to the $9.0 million cap.  However, the Company would not absorb a majority of the expected losses of the Hollywood.com businesses given that its obligation to fund losses was satisfied at closing and is capped at $2.6 million.  Considering that historical losses of Hollywood.com businesses indicate that $2.6 million equals only approximately 12 months of losses, the amount of losses funded by the Company would not constitute a majority of the losses over the life of the entity. Purchaser is responsible for all losses in excess of the $2.6 million and thus is expected to fund the majority of the losses. Therefore, the Company concluded that it would not be required to consolidate the variable interest entity as defined in FIN 46R.

The Company then reviewed paragraph 16 of FIN 46R which states: “For purposes of determining whether it is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in the same entity held by its related parties as its own interests.  For purposes of this Interpretation, the term related parties includes those parties identified in FASB Statement No. 57, Related Party Disclosures, and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder.”

Under paragraph 16 of FIN 46R, officers, employees or members of the enterprise are considered to be de facto agents of the enterprise.  Since Purchaser is an LLC owned by the Chairman and Chief Executive Officer of the Company and the President of the Company, and such persons are considered de facto agents of the Company, the two variable interests of the Company and the Purchaser in the Hollywood.com businesses would be combined for determination of which enterprise would be considered the primary beneficiary. Paragraph 17 of FIN 46R states: “If two or more related parties (including the de facto agents described in paragraph 16) hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify the party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary.  The determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances, including:

a.	The existence or not of a principal-agency relationship between parties within the related party group.

b.	The relationship and significance of the activities of the variable interest entity to the various parties within the related party group.

c.	The party’s exposure to the expected losses of the variable interest entity.

d.	The design of the variable interest entity.”

The Company reviewed paragraph 17 of FIN 46R and concluded that the Purchaser is the primary beneficiary of the Hollywood.com businesses since it is most closely associated with such businesses.  This conclusion was based on the relevant facts and circumstances of the sale of the

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Hollywood.com businesses, including each of the factors raised in paragraph 17 of FIN 46R, as follows:

•          The Company noted that no principal-agency relationship exists between the Company and the Purchaser.  No officers or employees of the Company, in their capacity as such, have any authority to act on behalf of the Purchaser or the Hollywood.com businesses.  While Mr. Rubenstein and Ms. Silvers serve as the principal managers of the Company and are the owners of the Purchaser, they do not control the Board of Directors of the Company and are expressly prohibited by the Board of Directors of the Company from acting on behalf of the Company in connection with any activities involving the Purchaser or Hollywood.com.

•          As noted by the Company in its response to comment 1 above, the Purchaser’s representatives and Hollywood.com employees and independent contractors have handled all of the day to day operations of the Hollywood.com business since the closing date of the sale.  The Company’s involvement with the Hollywood.com business was limited to the non-essential administrative transition services, which were completed by December 31, 2008 as described in our response to comment 1 above.

•          As noted in the Company’s analysis of paragraph 14 of FIN 46R above, the Purchaser will absorb a majority of the expected losses of the Hollywood.com business. The Company’s exposure to the Hollywood.com business’ losses is capped at $2.6 million, which obligation was satisfied by the Company at closing.

•            The Hollywood.com businesses are being operated by the Purchaser independently of the Company and its businesses, and the Company has no continuing involvement in their day to day operations.

The Company will include in future filings all disclosures required by paragraph 24 of FIN 46R for an enterprise that is not the primary beneficiary of a variable interest entity.

3.         We note your responses to prior comments 4 and 7. Please clarify to us and revise your disclosure of identify all of the businesses and assets included in the transaction with R&S Investments, LLC on August 21, 2008. For instance, it is not clear from your current disclosures if the transaction included Broadway.com Television and all of the assets of the Cable TV Division which involved the distribution rights to provide cable service to more than 20 million subscribers on several cable systems such as Comcast Cable, Cablevision, Systems, and Cox Communications.

The Company notes that the sale of Totally Hollywood TV, LLC included only Hollywood.com Television and did not include Broadway.com Television. These two entities made up the Company’s Cable TV division, which was not a material business unit for the Company, generating approximately $183,000 in revenue and approximately $103,000 of operating loss for the six months ended June 30, 2008.

The business operations sold in the transaction included:

•    The Company’s Hollywood.com, Inc. subsidiary, which owned the Hollywood.com website and related URLs and celebrity fan websites. Hollywood.com features in-depth movie information including movie showtimes listings, celebrity biographical data, and celebrity photos

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primarily obtained by Hollywood.com through licenses with third party licensors which are made available on the Hollywood.com website and mobile platform. Hollywood.com also has celebrity fan sites and a library of feature stories and interviews which incorporate photos and multimedia videos its staff has taken at entertainment events including movie premiers and award shows. Please note that most of the information (intellectual property) appearing on the Hollywood.com websites, such as movie showtimes, trailers, celebrity photos, bios, and other data, is licensed from third parties, and not owned by Hollywood.com. Assets transferred with Hollywood.com, Inc. include contracts and insertion orders related to the sale of advertising on the Hollywood.com to certain other third party websites, certain intellectual property rights including the Hollywood.com name and logo, office furniture, office cubicles and workplace computers, a telephone system, servers to operate the Hollywood.com website and business, videoconferencing equipment and video editing equipment necessary to operate the Hollywood.com website.

a.         The Company’s Totally Hollywood TV, LLC subsidiary, which owned Hollywood.com Television, a free video on demand service distributed pursuant to annual affiliation agreements with certain cable operators for the distribution of movie trailers to more than 20 million subscribers to those cable systems. The Company notes that shortly after the sale transaction was completed, Comcast notified Hollywood.com that it was discontinuing carriage of Hollywood.com Television and putting in its place a similar channel owned by Comcast. Comcast represented approximately 80% of the cable subscribers that Hollywood.com Television was distributed to.

The Company confirms that it will include in future filings, as appropriate, a similar description of the businesses sold to the Purchaser.

Definitive Proxy filed on Schedule 14A

4.         We note in your response to comment 3 of our letter dated October 8, 2008 that your future filings would clarify the basis for the determination to set the compensation level below the market median benchmark. We note that you did not provide the information in your recent proxy and therefore request that you provide us with the language that will appear in your future filings.

As disclosed in the Company’s most recent proxy statement, in November 2008 the Compensation Committee of the Board of the Company engaged Pearl Meyer & Partners, LLC, an independent third-party compensation consultant, to review the compensation of the Company’s executive officers with an emphasis on the direct elements of compensation (including salary, short-term incentives (bonus) and long-term incentives (equity)).  The study was delivered to the Compensation Committee on November 24, 2008 and included a review of twelve publicly traded companies with similar business models and median revenues of $120 million, including Imax, CNET, Internet Brands, Inc., Knot Inc., TheStreet.com and Ediets.com Inc.  Upon review of the study and due consideration of the recommendations of Pearl Meyer, the Compensation Committee determined to maintain the base salary of the executive officers at current levels and award short-term and long-term equity awards to the Company’s Chief Executive Officer and President as disclosed in the Company’s Current Report on Form 8-K filed on December 29, 2008.  The Company confirms that it will include in future filings, as appropriate, a similar description of the role of Pearl Meyer in recommending the amount and form of executive compensation.

5.           Oral Comment (received February 10, 2009): Please explain why the business sold in August 2008 were not previously classified as "discontinued operations" pursuant to SFAS 144.

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Pursuant to paragraph 30 of SFAS 144, “A long-lived asset to be sold shall be classified as held for sale in the period in which all of the criteria are met.”  The first criterion that needs to be met is that “management, having the authority to approve the action, commits to a plan to the sell the asset.”  The Company did not classify the business sold in previous filings because the Company’s Board at no time committed to a plan of sale as described in the facts listed below until August 2008.  The remaining criterion described in paragraph 30 of SFAS 144 are unnecessary to evaluate due to the condition that all criterion must be met to classify an asset as held for sale, and as noted the Board did not commit to a plan of sale until August 2008.

During the course of the past two years, the Board of Directors of the Company continued to develop its businesses, while periodically exploring strategic options for the Company. There were never any assurances that the Company would ultimately pursue any strategic option. During the second quarter of 2008 and continuing through third quarter of 2008, the Board began to discuss the following options with respect to the Hollywood.com business: continued operations of the Hollywood.com business with the likelihood of continued losses; possible shut down of the Hollywood.com business; or the possible sale of the Hollywood.com business.

In an effort to achieve profitability for the Company as a whole, the Board of Directors of the Company reviewed the three options above with respect to the Hollywood.com business given the cost to the Company associated with continuing to operate the Hollywood.com business (which had never been profitable in any 12-month period, and had generated a net loss of approximately $2.5 million during the 12-month period ended June 30, 2008). Furthermore, given the general poor economic conditions at the time and the difficulty in obtaining financing for acquisition transactions, especially for businesses losing money, the Board did not believe a buyer would emerge in the near future. At that time, the Board conducted a review of the costs that the Company would incur by shutting down the Hollywood.com business and determined that the cost to the Company would be approximately $3.2 million (including employee severance payments, costs associated with terminating existing Company contracts and liabilities associated with the Company’s office lease in Los Angeles, California, where Hollywood.com was based).

In the second quarter 2008, the Purchaser approached the Board with a proposal to purchase the Hollywood.com businesses. The Board formed a Special Committee comprised solely of independent and disinterested members of the Board to consider and then negotiate the transaction with the Purchaser. In August 2008, the Special Committee and the Purchaser agreed on transaction terms and at that time the Special Committee determined that the negotiated transaction was in the best interests of the Company.

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If the Staff has any additional questions or comments, kindly contact the undersigned at (212) 310-8172.

Very truly yours,

/s/ Todd Chandler

cc:	Hollywood Media Corp.

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